Mail Stop 3561

December 23, 2009

Mr. George Economou
Chief Executive Officer
Dryships Inc.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

    Re: **Dryships Inc.**
           Form 20-F for the year ended December 31, 2008
           Filed March 27, 2009
           File No. 1-33922

Dear Mr. Economou:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Results of Operations
Goodwill Impairment, page 75
Note 10-Acquisition of Ocean Rig, page F-36

1. We note from the disclosure in Note 10 that the Company acquired the remaining interest in Ocean Rig ASA during the first half of 2008 for total consideration of approximately $1.4 billion and allocated $700 million of the purchase price to goodwill. We also note from the disclosure in Note 10 that at December 31, 2008, the Company performed its annual impairment test for goodwill and determined that the goodwill associated with its drilling rigs unit was impaired and as a result, the Company recognized a goodwill impairment for the full carrying amount of goodwill associated with this reporting unit in the amount of approximately $700 million.

    Although you describe in your significant accounting policies disclosures included in Note 2 and in your Critical Accounting Policies discussion in MD&A, the methods used to determine the fair value of your reporting units, (including that of your drilling rigs unit) we do not believe these disclosures are sufficiently informative as they do not explain what changes in facts or circumstances occurred from the date you acquired the controlling interest in Ocean Rigs through December 31, 2008 that resulted in the recognition of the goodwill impairment charge. Given the relatively short period of time that elapsed between when you acquired the remaining interest in this entity and December 31, 2008, please tell us and significantly expand your disclosures in MD&A and the notes to the financial statements in future filings to explain the nature and timing of the changes in facts and circumstances that occurred from the date you acquired the remaining interest in this entity and December 31, 2008, which resulted in the recognition of the goodwill impairment charge with respect to the entire carrying amount of goodwill associated with this acquisition. We may have further comment upon receipt of your response.

Form 6-K for the month of October 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations
Nine months ended September 30, 2009 compared to Nine months ended September 30, 2009
Revenues, page 2

2. With respect to your Drybulk Carrier segment, we note that voyage revenues decreased by $405.9 million, or 55% during the nine months ended September 30, 2009 as compared to the comparable period of 2008, primarily due to the substantially decreased hire rates earned during the 2009 period. However, in spite of this significant decline in revenues associated with this segment, we note

no discussion in the Company's interim financial statement or MD&A with regards to whether an updated impairment analysis was performed with respect to the long-lived assets associated with the Drybulk Carrier segment.

Given this significant decline in revenues, supplementally advise us of whether you performed an updated interim impairment test of the long-lived assets associated with this segment pursuant to the guidance in Topic ASC 360-10-35 (paragraph 8 of SFAS 144). If not, please explain in detail why you did not believe the significant decline in revenues resulting from decreased hire rates experienced during the first nine months of 2009 as compared to the comparable period of the prior year, did not represent a significant adverse change in business climate that could affect the value of the assets of this segment and which would trigger an updated impairment analysis pursuant to ASC Topic 360-10-35.

Assuming a satisfactory response, please significantly expand MD&A in future filings to explain why you do not believe a decline in revenues of this magnitude was indicative of a potential impairment in the recorded values of your vessels and explain why an updated impairment analysis with respect to your vessels was not performed during the first nine months of 2009, if applicable. As part of your response, please also supplementally advise us whether you expect an impairment charge for the year ended December 31, 2009 as a result of this negative trend in revenues. We may have further comment upon receipt of your response.

Note 5. Transactions with Related Parties, page F-9

3. We note the disclosure in Note 5 indicating that in connection with the cancellation of certain contracts to acquire vessels from certain affiliated and unaffiliated parties, the Company issued 6.5 million shares to entities that are unaffiliated with the Company and which were nominated by the third party sellers and 3.5 million "out of the money" warrants to entities controlled by George Economou, the company's President. We also note from the disclosure in Note 5 that because the affiliated entities received less consideration to cancel the contracts than the unaffiliated third parties, the Company's president was deemed to have made an investors contribution to the Company. We further note that in connection with this transaction, a cancellation fee of $53,321 was recorded in "contract termination fee and forfeiture of vessel deposits" in the statement of operations and that this included $23,855 related to the common shares issued to third parties, $5,392 related to the warrants issued to entities affiliated with George Economou, and $24,074 related to the deemed contribution by George Economou.

With regards to this transaction, please tell us and revise the notes to the Company's financial statements in future filings to explain how the Company valued the consideration issued to each of these parties as well as how you calculated the capital contribution recognized in connection with the 3.5 million warrants issued to entities affiliated with George Economou.

Note 5. Transactions with Related parties, page F-11
Note 11. Capital Stock and Additional Paid-in Capital, page F-20

4. We note the disclosure in Note 5 indicating that on May 15, 2009, the Company's wholly owned subsidiary Primelead Shareholders Inc., acquired the full equity interests in Drillships Holdings Inc., the owner of Hulls 1837 and 1838 newbuilding advanced capability drillships from certain unrelated parties and certain entities affiliated with George Economou, the Company's president. We also note from the disclosure in Note 5 that as consideration for the acquisition, Primelead Shareholders Inc. issued to the sellers the number of common shares equaling 25% of Primelead Shareholders Inc. issued and outstanding common shares as of May 15, 2009. We further note that the consideration paid to the related party sellers was determined based on various fair value valuation methods.

   With regards to this transaction, please explain in further detail how the Company valued the shares of Primelead Shareholders Inc. that were issued to both the affiliated and unaffiliated parties in this transaction. If the shares issued to the affiliated and unaffiliated parties were valued differently, please explain why. Also, please indicate weather the affiliated entities were considered to be under common control with the Company. If so, please explain why you believe it was appropriate to value the shares issued to these affiliates at fair value.

5. In a related matter, we note from the disclosure in Note 5 that on July 15, 2009, the Company acquired the remaining 25% of the total issued and outstanding capital stock of Primelead Shareholders Inc. from minority interests. We also note that the consideration paid for the 25% interest consisted of a one-time $50,000 cash payment and the issuance of the Company's Series A Convertible Preferred Stock with an aggregate face value of $280M, and a fair value of $268M. Given that the 25% interest in Primelead Shareholders Inc was issued in May, please explain why the Company subsequently reacquired this interest in July 2009. Also, please supplementally advise us and expand your disclosure to explain how you accounted for this transaction in the company's financial statements, including how you determined the fair value of the preferred stock issued, and the accounting literature you relied upon in determining your accounting treatment. Also, please clarify whether any of the parties to this transaction were considered to be under common control with the Company. We may have further comment upon reviewing your response.

Other

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information

required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: 011 30 210 809 0585